Cadbury plc (the “Company”)

Announcement of a transaction in ordinary shares of 10p each

The Company was notified on 1 April 2009 of the following transaction by a Person Discharging Managerial Responsibility:

In addition to the interests notified on 13 March 2009, Tony Fernandez disposed of a further 743 ordinary shares in the capital of the Company which vested under the 2003-2005, 2004-2006 and 2006-2008 cycles of the Company’s Long Term Incentive Plan (“LTIP”), at a price of £5.27 per share.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

This transaction was carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

2 April 2009